January 4, 2006

Mr. Brad Skinner

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

Room 4561

Washington, D.C.  20549

RE:	iMergent, Inc. Form 10-K for Fiscal Year Ended June 30, 2004 Form 8-K Filed August 12, 2005 File No. 000-32277 Your letter dated December 21, 2005

Dear Mr. Skinner:

We submit this letter in response to comments from the staff of the Securities and Exchange Commission (the “Staff”) received by letter dated December 21, 2005 relating to the Company’s Form 10-K for the fiscal year ended June 30, 2004 (the “Form 10-K”) and the Company’s Form 8-K Filed on August 12, 2005 (the “Form 8-K”).

In this letter, we have recited the comments from the Staff in bold type and have followed each comment with the Company’s response.  Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the Form 10-K and the Form 8-K.

Form 10-K for Fiscal Year Ended June 30, 2004

Note 2. Summary of Significant Accounting Policies

(o) Revenue Recognition, page 50

1.                                      We note that you refer to Attachment 2 that includes detailed revenue recognition policies that appear to be integral to your response to our comments.  However, this information does not appear to have been filed on EDGAR.  Please submit this information electronically via EDGAR.  To the extent you intend to request confidential treatment for this information, ensure that the nature and form of your request complies with the Commission’s Confidential Treatment Procedure Under Rule 83.  See our website at http://www.sec.gov/foia/conftreat.htm.

We request confidential information on all of the following items, and are addressing the procedure under Rule 83. To the extent that any previous documents were improperly provided, we would request those items be returned to us under Rule 12b-4. The materials were intended to be confidential, which is why they were not provided under the EDGAR system.  If they were not properly marked as requesting confidential treatment, that omission was in error.

2.                                      We have read your response to prior comment number 3 and note that you are considering all hosting arrangements entered into with your customers within one year of the initial license arrangement as part of single, multiple-element arrangements.  Please explain to us how you have determined that one year represents the “short time frame” referred to in AICPA Technical Practice Aid 5100.39.

As the Staff stated in their comment number 3 in their previous letter to us dated August 1, 2005, the Staff believes that our hosting services are interrelated to the Stores-On-Line (“SOS”) software license.  As noted in our response to the Staff dated November 22, 2005, we have adopted the Staff’s view on this interpretation.  Since AICPA Technical Practice Aid 5100.39 requires interrelated elements to be accounted for as a single, multiple-element arrangement, whether or not contracts or agreements for such elements are negotiated or executed in a “short time frame” of each other, any conclusion regarding the “short time frame” factor is irrelevant at this point to a determination of whether the hosting arrangements are part of a single, multiple-element arrangement.

3.                                      We have read Attachment 2 to your response letter regarding your arrangements that do not include extended payment terms.  We do not believe that you have established VSOE of fair value for the development hosting services that are offered to your customers as part of the initial license fee.  In this regard, it does not appear appropriate to use the renewal rate of your publishing hosting services as a surrogate price in establishing VSOE for your development hosting services.  It appears that the development hosting services are substantively different from the publishing hosting services and the development services do not appear to be sold separately.  The publishing hosting services clearly include additional benefits that are not offered in the development hosting such as a website that is accessible by potential customers over the Internet and unspecified upgrades and enhancements to the software.  Lack of VSOE for these services would require you to recognize revenue in accordance with paragraph 12 of SOP 97-2 rather than as your response proposes.

Although we believe that both our position and the Staff’s position regarding establishment of VSOE of fair value for our development hosting services are reasonable and supportable, we will defer to the Staff’s view that we have not established VSOE of fair value for these services.

Paragraph 12 of SOP 97-2 requires all revenue from a single, multiple-element arrangement be deferred until the earlier of the point at which (a) sufficient VSOE of fair value exists or (b) all elements of the arrangement have been delivered.  Regarding the delivery of development hosting services, our previous response suggested that we use the weighted average lag time between a customer’s license purchase date and the date the customer published a website as a surrogate for the estimated service period for this element.  However, we have historically granted all customers access to the software on our servers indefinitely, in keeping with the SOS perpetual license, even though we were not legally obligated to do so. Additionally, we have not historically developed or retained any records, statistics, or information specifically relating to customer access to the software on our servers during website development because there is no incremental direct cost of providing such service. (This service was provided at no additional cost with the intent that it would generate revenues under future hosting arrangements.)  Therefore, based upon our historical practice, the historical service period for development hosting services is indefinite.

It appears that paragraph 12 of SOP 97-2 would require all fees from these newly defined single, multiple element arrangements since October 2000 (the date our subject business model went into effect) to be deferred and recognized at the earlier of when the service has been delivered (all others have been) or sufficient VSOE of fair value exists.  Since VSOE cannot be established after the fact and there is an indefinite life for the development hosting services, under this interpretation it appears that no revenue could be recognized related to these arrangements until the business model is changed. Such change in business model took place in December 2005.  Therefore, the only revenues the Company could recognize from October 2000 through November 2005 are from the sale of products and services that are not part of the multiple element arrangements, which are the fees to attend the workshop and the telemarketing commissions.

4.                                      It is unclear to us why you believe that the development hosting service element is only present when customers choose to access the software on your server.  Clarify for us whether your arrangements obligate you to make this service available to customers that download the software.  If customers retain the right to use the development hosting when the software is initially downloaded, explain to us why you do not consider this to be a separate element in all of your arrangements.

Please refer to our response to comment 3 above in which we describe the deferral of revenues from all customers (whether they used the service or not) who have entered into single, multiple-element arrangements.

5.                                      Please explain to us how you concluded that each of the various estimates (e.g., length of development service period, etc.) used were appropriate in determining the historical revenue that should have been recognized for purposes of your restatement.  Please tell us how you determined that the amounts calculated using these estimates accurately represents amounts that would have been recognized had each contract been accounted for individually.

Please refer to our responses to comments 3 and 4 above.  Because paragraph 12 of SOP 97-2 would require the deferral of all revenues from the multiple-element arrangements, the estimates used in our previous response would be irrelevant.  Revenues would only be recognized at the earlier of the point at which (a) sufficient VSOE of fair value exists or (b) all elements of the arrangement have been delivered.

Form 8-K filed August 12, 2005

6.                                      We note that you have entered into an agreement to sell your domestic trade receivables on an ongoing basis.  In addition, we note that you have transferred receivables to third parties in prior periods.  Please explain to us how, in your restatement, you will consider the guidance in paragraph .08 of SOP 01-6 regarding classifying trade receivables as held for sale.  Please note that trade receivables that are classified as held for sale should be separately reported on the balance sheet at the lower of cost or fair value.

Paragraph .08 of SOP 01-6 states that loans and trade receivables that management has the intent and ability to hold for the foreseeable future or until maturity or payoff should be reported in the balance sheet at outstanding principal adjusted for any chargeoffs and the allowance for doubtful accounts.  Nonmortgage loans held for sale should be reported at the lower of cost or fair value.

As of June 30, 2004, management had the intent and ability to hold trade receivables for the foreseeable future.  Management’s intent and ability was evidenced by the establishment of a line of credit in order to provide the Company with enough liquidity to retain and collect receivables.  Therefore, as of June 30, 2004, receivables will be classified as trade receivables and will be reported net of allowance for doubtful accounts.

As of June 30, 2005, management intended to sell all of the Company’s trade receivables.  Therefore, all trade receivables will be reported at the lower of cost or fair value and classified on the balance sheet as trade receivables held for sale.

Paragraph .08 of SOP 01-6 also states, “Once a decision has been made to sell loans not previously classified as held for sale, such loans should be transferred into the held-for-sale classification and carried at the lower of cost or fair value.  At the time of the transfer into the held-for-sale classification, any amount by which cost exceeds fair value should be accounted for as a valuation allowance.”  Due to the fact that we will not recognize revenue upon the initial sale of the SOS software license under extended payment terms, any adjustment to the valuation allowance will not impact the income statement as the corresponding adjustment will impact deferred revenue.

We would like to again thank the Staff within the Division of Corporation Finance for their continued professionalism and help as we re-analyze these complex technical accounting issues.  Again, it has been particularly helpful given the Staff’s specialized experience in this area of GAAP and the observation that some of our business transactions are unique within our industry.  As you are aware, we have communicated publicly and to the American Stock Exchange our intent to file our Form 10-K for the year ended June 30, 2005 by January 31, 2006.  Notwithstanding, we understand that due to these unique and difficult accounting determinations, the office of the chief accountant within the Division of Corporation Finance will review this matter and possibly the Office of the Chief Accountant.

You may contact me at (801) 431-4522 if you have any questions regarding these responses to your comments.

Very truly yours,

/s/ Robert Lewis
Robert Lewis
Chief Financial Officer
iMergent, Inc.